Exhibit 99.3

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of June 11, 2014, among Aurora USA Oil & Gas, Inc., Sugarloaf Oil & Gas Inc., Yallingup Oil & Gas, Inc., Trigg Oil & Gas, Inc., Wardanup Oil & Gas, Inc., Aurora USA Development, LLC, Aurora EF Production Company, ATW Exploration, Inc., and Sieb Operating Inc., (collectively, the “New Guarantor”), each New Guarantor being a subsidiary of Baytex Energy Corp., an Alberta Canada corporation (the “Company”), the existing Guarantors (as defined in the Indenture referred to herein), the Company and Computershare Trust Company, N.A., a national banking association, as trustee under the Indenture referred to herein (the “Trustee”). The New Guarantor and the existing Guarantors are sometimes referred to collectively herein as the “Guarantors,” or individually as a “Guarantor.”
W I T N E S S E T H
WHEREAS, the Company and the existing Guarantors have heretofore executed and delivered to the Trustee an indenture (the “Indenture”), dated as of June 6, 2014, relating to the 5.125% Senior Notes due 2021 and the 5.625% Senior Notes due 2024 (the “Securities”) of the Company;
WHEREAS, Section 4.9 of the Indenture in certain circumstances requires the Company to cause a Restricted Subsidiary (i) to become a Guarantor by executing a supplemental indenture and (ii) to deliver an Officers’ Certificate and Opinion of Counsel to the Trustee as provided in such Section; and
WHEREAS, pursuant to Section 9.1 of the Indenture, the Company, the Guarantors and the Trustee are authorized to execute and deliver this Supplemental Indenture to amend or supplement the Indenture without the consent of any Holder;
NOW THEREFORE, to comply with the provisions of the Indenture and in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the New Guarantor, the other Guarantors, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders of the Securities as follows:
1.     CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.
2.     AGREEMENT TO GUARANTEE. The New Guarantor hereby agrees, jointly and severally, with all other Guarantors, to unconditionally Guarantee to each Holder and to the Trustee the Obligations, to the extent set forth in the Indenture and subject to the provisions in the Indenture. The obligations of the Guarantors to the Holders of Securities and to the Trustee pursuant to the Subsidiary Guarantees and the Indenture are expressly set forth in Article X of the Indenture and reference is hereby made to the Indenture for the precise terms of the Subsidiary Guarantees.

Exhibit 99.3

3.     EXECUTION AND DELIVERY. The New Guarantor agrees that its Subsidiary Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Security a notation of such Subsidiary Guarantee.
4.     NEW YORK LAW TO GOVERN. THE LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE AND ENFORCE THIS SUPPLEMENTAL INDENTURE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES ARE NOT MANDATORILY APPLICABLE BY STATUTE AND WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.
5.     COUNTERPARTS. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. This Supplemental Indenture may be executed in multiple counterparts which, when taken together, shall constitute one instrument.
6.     EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.
7.     THE TRUSTEE. Except as otherwise expressly provided herein, no duties, responsibilities or liabilities are assumed, or shall be construed to be assumed, by the Trustee by reason of this Supplemental Indenture. This Supplemental Indenture is executed and accepted by the Trustee subject to all the terms and conditions set forth in the Indenture with the same force and effect as if those terms and conditions were repeated at length herein and made applicable to the Trustee with respect hereto.
IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.
Dated: June 11, 2014

AURORA USA OIL & GAS, INC.		SUGARLOAF OIL & GAS INC.
By:	("Signed")	By:	("Signed")
	Michael L. Verm President		Michael L. Verm President

By:	("Signed")	By:	("Signed")
	Deborah Huston Vice President and Secretary		Deborah Huston Vice President and Secretary

YALLINGUP OIL & GAS, INC.		TRIGG OIL & GAS, INC.
By:	("Signed")	By:	("Signed")
	Michael L. Verm President		Michael L. Verm President

By:	("Signed")	By:	("Signed")
	Deborah Huston Vice President and Secretary		Deborah Huston Vice President and Secretary

WARDANUP OIL & GAS, INC.		AURORA USA DEVELOPMENT, LLC
By:	("Signed")	By:	("Signed")
	Michael L. Verm President		Michael L. Verm President

By:	("Signed")	By:	("Signed")
	Deborah Huston Vice President and Secretary		Deborah Huston Vice President and Secretary

Signature Page to First Supplemental Indenture (New Guarantors)

AURORA EF PRODUCTION COMPANY		ATW EXPLORATION, INC.
By:	("Signed")	By:	("Signed")
	Michael L. Verm President		Michael L. Verm President

By:	("Signed")	By:	("Signed")
	Deborah Huston Vice President and Secretary		Deborah Huston Vice President and Secretary

SIEB OPERATING INC.
By:	("Signed")
Michael L. Verm President

By:	("Signed")
Deborah Huston Vice President and Secretary

Signature Page to First Supplemental Indenture (New Guarantors)

BAYTEX ENERGY LTD.		BAYTEX ENERGY USA LTD.
By:	("Signed")	By:	("Signed")
	Rodney D. Gray Chief Financial Officer		Rodney D. Gray Chief Financial Officer, Secretary and Treasurer

By:	("Signed")
Murray J. Desrosiers Vice President, General Counsel and Corporate Secretary

BAYTEX MARKETING LTD.		BAYTEX FINANCE COMPANY LTD.
By:	("Signed")	By:	("Signed")
	Rodney D. Gray Chief Financial Officer		Rodney D. Gray Chief Financial Officer

By:	("Signed")	By:	("Signed")
	Murray J. Desrosiers Corporate Secretary		Murray J. Desrosiers Corporate Secretary

BAYTEX ENERGY PARTNERSHIP, by its managing partner, BAYTEX ENERGY LTD.
BAYTEX COMMERCIAL TRUST 1,
BAYTEX COMMERCIAL TRUST 2,
BAYTEX COMMERCIAL TRUST 3,
BAYTEX COMMERCIAL TRUST 4,
BAYTEX COMMERCIAL TRUST 5,
BAYTEX COMMERCIAL TRUST 6,
BAYTEX COMMERCIAL TRUST 7, by their manager, BAYTEX FINANCE COMPANY LTD.

By:	("Signed")	By:	("Signed")
	Rodney D. Gray Chief Financial Officer		Rodney D. Gray Chief Financial Officer

By:	("Signed")	By:	("Signed")
	Murray J. Desrosiers Vice President, General Counsel and Corporate Secretary		Murray J. Desrosiers Corporate Secretary

Signature Page to First Supplemental Indenture (Existing Guarantors)

BAYTEX HOLDINGS LIMITED PARTNERSHIP, by its general partner, BAYTEX MARKETING LTD.		BTE FINANCE COMPANY LTD.
By:	("Signed")	By:	("Signed")
	Rodney D. Gray Chief Financial Officer		Rodney D. Gray Chief Financial Officer

By:	("Signed")	By:	("Signed")
	Murray J. Desrosiers Corporate Secretary		Murray J. Desrosiers Corporate Secretary

Signature Page to First Supplemental Indenture (Existing Guarantors)

BEL FINANCIAL SERVICES S.À R.L. société à responsabilité limitée registered office: 99, Grand Rue, L-1661 Luxembourg, Grand Duchy of Luxembourg RCS number: B 154 612 Share capital: USD 36,000		BTE HOLDINGS S.À R.L. société à responsabilité limitée registered office: 99, Grand Rue, L-1661 Luxembourg, Grand Duchy of Luxembourg RCS number: B 186 760 Share capital: USD 40,000
By:	("Signed")	By:	("Signed")
	Paul de Haan Authorized Signatory		Paul de Haan Authorized Signatory

BTE FINANCE S.À R.L. société à responsabilité limitée registered office: 99, Grand Rue, L-1661 Luxembourg, Grand Duchy of Luxembourg RCS number: B 186 923 Share capital: USD 20,000
By:	("Signed")
Paul de Haan Authorized Signatory

Signature Page to First Supplemental Indenture (Existing Guarantors)

BAYTEX ENERGY CORP.
By:	("Signed")
Rodney D. Gray Chief Financial Officer

By:	("Signed")
Murray J. Desrosiers Vice President, General Counsel and Corporate Secretary

COMPUTERSHARE TRUST COMPANY, N.A., as Trustee
By:	("Signed")
Authorized Signatory

Signature Page to First Supplemental Indenture (Company and Trustee)